FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	July 25, 2008	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND E-MAIL		CLIENT/MATTER NUMBER 019656-0101

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	2007 Annual Report on Form N-CSR of Perritt Funds, Inc. and Perritt MicroCap Opportunities Fund, Inc. (Filed on December 26, 2007)

Dear Ms. DiAngelo:

        This letter responds to comments given by you to Michael Corbett, in his capacity as President of Perritt Funds, Inc. and President of Perritt MicroCap Opportunities Fund, Inc., in a telephone conversation on June 30, 2008. The comments provided relate to the October 31, 2007 annual report filed on Form N-CSR (the “Report”) by the Perritt Emerging Opportunities Fund (the “Emerging Fund”), the sole series of Perritt Funds, Inc., and Perritt MicroCap Opportunities Fund (the “MicroCap Fund”), the sole series of Perritt MicroCap Opportunities Fund, Inc. The numbered items set forth below express (in bold italics) your oral comments, and following such comments are the responses (in regular type) of the Emerging Fund and the MicroCap Fund (collectively, the “Funds”).

General

        1.    Instruction 8 to Rule 12-12 of Regulation S-X requires disclosure in a footnote of the following amounts based on cost for federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for federal income tax purposes. This information should be updated in each future Form N-Q filing.

Response: The Funds respectfully disagree with the Staff’s suggestion that each Fund calculate tax adjustments on a quarterly basis. There is no guidance related to Regulation S-X that suggests a requirement to calculate these tax adjustments on a quarterly basis. Furthermore, the nature of these calculations is such that making these adjustments would not necessarily result in a more accurate statement of the Funds’ overall tax cost position. Finally, the Funds suggest that these calculations are onerous and that the cost of making these calculations exceeds the benefit, especially in consideration of the nature of the adjustments as suggested above. The Funds submit that the current calculation methodology accurately states, in all material respects, the tax cost, unrealized appreciation and unrealized depreciation for each Fund.

        2.     In connection with responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report

        3.    We note that the Report contains an audit opinion from Altschuler, Melvoin and Glasser LLP and McGladrey & Pullen, LLP. It was our understanding that the Funds had switched independent registered public accounting firms. Supplementally, please explain why the Report contains an audit opinion from both independent auditors.

Response: On January 31, 2007, the Funds were notified that certain partners of Altschuler, Melvoin and Glasser LLP (“AM&G”) became partners of McGladrey & Pullen, LLP (“M&P”). As a consequence, AM&G resigned as auditors of the Funds, and the Funds’ Board of Directors selected M&P as the Funds’ independent registered public accounting firm for fiscal 2007. In light of this transaction between audit firms and the fact that the financial statements in the Report included fiscal years prior to this transaction, the Funds included in the Report the audit report of M&P for the 2007 fiscal year and AM&G’s audit report for the prior fiscal years.

        4.    In the narrative discussion on page 16 and page 30 related to the “Expense Example,”, each Fund states that it charges no sales load or transaction fees. Each Fund does note in the discussion that the Fund imposes a 2.0% redemption fee on redemptions that occur within 90 days of the share purchase. It is the position of the Staff that a redemption fee constitutes a transaction fee. In future filings, please revise this language to indicate that the redemption fee is a transaction fee in both the first and second paragraph of the discussion.

Response: In future filings, the Funds will revise the referenced disclosure to indicate that the redemption fee is a transaction fee. Each Fund will make the following disclosure:

•	In the first paragraph, the discussion will include the following language: “As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees (the Fund imposes a 2.00% redemption fee on shares held less than 90 calendar days after purchase); and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service fees; and other Fund expenses.”

•	In the second paragraph, the discussion will include the following language: “Although the Fund charges no sales load or transaction fees (other than a 2.00% redemption fee for shares held less than 90 calendar days after purchase), you will be assessed fees for outgoing wire transfers, returned checks and stop payment orders at prevailing rates charged by U.S. Bancorp Fund Services, LLC, the Fund’s transfer agent. If you request that a redemption be made by wire transfer, currently a $15.00 fee is charged by the Fund’s transfer agent. You will be charged a transaction fee equal to 2.00% of the net amount of the redemption if you redeem your shares within 90 calendar days of purchase. IRA accounts will be charged a $15.00 annual maintenance fee.”

        5.    We note footnote 6, “Transactions with Affiliates,” on page 28, to the financials statements of the Emerging Fund. We also note paragraph 2 of Rule 6-04 of Regulation S-X, which requires the “Statement of Assets and Liabilities” to separately identify investments in and advances to affiliates, and paragraph 1 of Rule 6-07 of Regulations S-X, which requires the “Statement of Operations” to separately identify income from affiliates. In future filings, please ensure that the Statement of Assets and Liabilities and Statement of Operations comply with the provisions of Rule 6-04 of Regulation S-X and Rule 6-07 of Regulation S-X requiring disclosure of investments and income related to affiliates of the Funds.

Response: In future filings, each Fund will ensure that its Statement of Assets and Liabilities and Statement of Operations comply with the provisions of Rule 6-04 of Regulation S-X and Rule 6-07 of Regulation S-X requiring disclosure of investments and income related to affiliates of the Fund.

        6.    In the footnote 2, “Investment Advisory Agreement,” on page 13 and footnote 2, “Investment Advisory Agreement,” on page 27, we note the disclosure about expense limitations of the Funds. In future filings, please provide more detail on the expense limitations that apply to the Funds.

Response: In future filings, the Funds will revise the referenced disclosure to include more detail on the expense limitations of the Funds. The Funds will make the following disclosure:

•	The “Investment Advisory Agreement” footnote to the financial statements for the Perritt MicroCap Opportunities Fund will be supplemented to include disclosure similar to the following: “Perritt Capital Management, Inc. (PCM) is required to reimburse the Fund in the event that the expenses and charges payable by the Fund in any fiscal year, including the advisory fee but excluding taxes, interest, brokerage commissions and similar fees, exceed that percentage of the average net asset value of the Fund for such year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the Fund’s common stock is qualified for sale. If the states in which the Fund’s common stock is qualified for sale impose no restrictions, PCM will waive its advisory fee to the extent that the Fund’s total operating expenses exceed 1.75% of the Fund’s average net assets. As of the date of this report, no such state law provision was applicable to the Fund. PCM may from time to time, at its sole discretion, reimburse the Fund for expenses incurred in addition to the reimbursement of expenses in excess of applicable limitations

Any reimbursement of expenses by PCM (whether required by state law or voluntary on the part of PCM) shall be made on a monthly basis and will be paid to the Fund by a reduction in PCM’s advisory fee, subject to later adjustment month by month for the remainder of the Fund’s fiscal year if accrued expenses thereafter fall below the expense limitation.”

•	The “Investment Advisory Agreement” footnote to the financial statements for the Perritt Emerging Opportunities Fund will be supplemented to include disclosure similar to the following: “Perritt Capital Management, Inc. (PCM) has undertaken to reimburse the Fund in the event that the expenses and charges payable by the Fund in any fiscal year, including the investment advisory fee but excluding interest, reimbursement payments to securities lenders for dividend and interest payments on securities sold short, taxes, brokerage commissions and extraordinary items, exceed that percentage of the average net asset of the Fund for such year (as determined by valuations made as of the close of each business day of the year), which is the most restrictive percentage provided by the state laws of the various states in which the Fund’s common stock is qualified for sale. As of the date of this report, no such state law provision was applicable to the Fund.

PCM may from time to time, at its sole discretion, reimburse the Fund for expenses incurred in addition to the reimbursement of expenses in excess of applicable limitations, but has not done so since it absorbed all organization costs to establish the Fund and waived expenses of the Fund for the period ended October 31, 2004.”

* * *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

cc:	Robert Laatz